

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

17 July 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER


03024703

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company in respect of Announcement on the Incorporation and Acquisition of indirect wholly-owned subsidiaries for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

03 JUL 21 AM 7:21

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 7/21



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **15-07-2003 11:26:45 AM**
Submitted by **RESORTS WORLD** on **15-07-2003 05:10:00 PM**
Reference No **RW-030715-2EC52**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT ON THE INCORPORATION AND ACQUISITION OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

* **Contents :-**

We wish to announce that Resorts World Bhd ("RWB") through its wholly-owned subsidiaries has incorporated and acquired the following corporations as indirect wholly-owned subsidiaries:

INCORPORATION

1.	Name of Corporation	R.W. Overseas Investments Limited (Company No. 108652-C)
2.	Date of incorporation	25 June 2003
3.	Place of incorporation	Isle of Man, British Isles
4.	Purchase consideration Mode of Payment	RM2/- Cash
5.	Percentage interest Number and type of shares	100% 2 ordinary shares of RM1/- each.
6.	Shareholders	1 ordinary share of RM1/- is held by Sierra Springs Sdn Bhd ("SSSB"), a wholly-owned subsidiary of RWB. 1 ordinary share of RM1/- is held by Genting Theme Park Sdn Bhd, a wholly-owned subsidiary of RWB. (held in trust for SSSB)
7.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the incorporation.

ACQUISITION

1.	Name of Corporation	Best Track International Limited (Company No. 46552)
2.	Date of acquisition	15 July 2003

3.	Place of incorporation	Mauritius
4.	Purchase consideration Mode of Payment	USD1/- Cash
5.	Percentage interest Number and type of share	100% 1 ordinary share of USD1/-.
6.	Shareholder	1 ordinary share of USD1/- is held by R.W. Overseas Investments Limited, a wholly-owned subsidiary of SSSB.
7.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

1.	Name of Corporation	Pearl Land Investment Limited (Company No. 46555)
2.	Date of acquisition	15 July 2003
3.	Place of incorporation	Mauritius
4.	Purchase consideration Mode of Payment	USD1/- Cash
5.	Percentage interest Number and type of share	100% 1 ordinary share of USD1/-.
6.	Shareholder	1 ordinary share of USD1/- is held by R.W. Investments Limited ("RWIL"), a wholly-owned subsidiary of SSSB.
7.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

1.	Name of Corporation	Golden Chain Investment Limited (Company No. 46556)
2.	Date of acquisition	15 July 2003
3.	Place of incorporation	Mauritius
4.	Purchase consideration Mode of Payment	USD1/- Cash
5.	Percentage interest Number and type of share	100% 1 ordinary share of USD1/-.
6.	Shareholder	1 ordinary share of USD1/- is held by RWIL.
7.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

The aforesaid indirect wholly-owned subsidiaries are not expected to have any effect on the Group's profit for 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: